

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2012

Via E-mail
Mr. Kenneth F. Khoury
General Counsel
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 260
Atlanta, Georgia 30328

> **Re: Beazer Homes USA, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 20, 2012**
> **File No. 333-185080**

Dear Mr. Khoury:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us whether the securities of the guarantors are collateralizing the new notes and guarantees and, if so, please provide your analysis of the applicability of Rule 3-16 of Regulation S-X for each such guarantor.

Prospectus Cover Page

2. Please include the guarantees on the prospectus cover page. See Item 501(b)(2) of Regulation S-K. In addition, briefly disclose that the exchange notes will be guaranteed by substantially all of the Company's exist and future material restricted subsidiaries, and that the guarantees of the guarantors will be joint and several, full and unconditional, subject to customary release provisions. Finally, please include this description when describing the guarantees throughout the prospectus.

3. As currently represented, the offer could be open for less than 20 full business days due to the 5:00pm New York City time expiration date instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open through midnight Eastern time of the twentieth business day, and revise accordingly both throughout the prospectus and Letter of Transmittal as necessary. See Rule 14d-1(g)(3).

4. We note that here and throughout the filing, you omit the expiration date for the exchange offer. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Exchange Offer, page 24

5. You state on page 26 that "[a]ny such announcement [of extension of the tender offer] will include the principal amount of original notes tendered for exchange as of such date." Please confirm in your prospectus that any notice of extension will disclose the number of securities tendered, and not simply the principal amount, as of the date of the notice. See Rule 14e-1(d).

6. You state on page 28 that "[a]ll questions as to the validity, form, eligibility, including time of receipt, and withdrawal of the tendered original notes will be determined by us in our sole discretion, which determination will be final and binding, provided however, that such determination may be challenged in a court of competent jurisdiction." In effect, this creates a condition to acceptance of the notes that is within your sole discretion. An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to include an objective standard by which your determinations will be assessed.

7. On page 28, you also require all tendering holder to represent to you that "if such holder is not a broker-dealer, neither such holder nor such other person is engaged in or intends to engage in a distribution of the new notes." Please revise to remove the exception for broker-dealers. No party engaging in an Exxon Capital transaction can be engaged in or intend to engage in a distribution of the registered securities.

Conditions, page 30

8. We note that if any of the enumerated conditions exist, you reserve the right in the third bullet point from the bottom of the page to "refuse to accept any original notes and return all tendered original notes to the tendering holders." Rule 14e-1(c) requires that you return the old notes "promptly" upon expiration or termination of the offer, as applicable.

Kenneth F. Khoury
Beazer Homes USA, Inc.
December 5, 2012
Page 3

Please revise here and throughout the document as necessary.

The Subsidiary Guarantees, page 53

9. In the second paragraph, you state, "[t]he Indenture provides that each existing and future Restricted Subsidiary… be a Subsidiary Guarantor and, at the Company's discretion, any Unrestricted Subsidiary may be a Subsidiary Guarantor." To the extent there will be additional subsidiary guarantors, please advise us as to how you intend to comply with your registration obligations, as those guarantors would be issuers of securities.

Exhibits Index

10. Please amend your registration statement to file the articles of incorporation and bylaws for each of the co-registrants as exhibits to the registration statement. Refer to Item 601(b)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow

Kenneth F. Khoury
Beazer Homes USA, Inc.
December 5, 2012
Page 4

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Leland Benton, Staff Attorney, at (202)551-3791 or me at (202)551-3232 with any other questions.

                                         Sincerely,

                                         /s/ Jay Ingram

                                         Jay Ingram
                                         Legal Branch Chief